Exhibit 99.2

Unaudited Interim Consolidated Financial Statements
First Quarter – Fiscal 2010

Q1

Labopharm Inc.
INTERIM CONSOLIDATED BALANCE SHEETS
[Unaudited]

	As at	As at
	March 31,	December 31,
[thousands of Canadian dollars]	2010	2009
	$	$

ASSETS
Current
Cash and cash equivalents	37,355	23,650
Marketable securities [note 3]	5,925	854
Accounts receivable	3,631	4,736
Research and development tax credits receivable	1,502	2,584
Income taxes receivable	12	223
Inventories [note 4]	2,983	2,637
Prepaid expenses and other assets	436	701
Total current assets	51,844	35,385

Restricted investments	124	133
Long-term investment [note 5]	3,035	2,885
Property, plant and equipment	8,251	8,575
Intangible assets	1,951	2,018
Future income tax assets	121	124
	65,326	49,120

LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIENCY)
Current
Accounts payable and accrued liabilities [note 6]	18,994	18,124
Current portion of deferred revenue	2,549	2,938
Current portion of obligations under capital leases	319	309
Current portion of long-term debt	5,666	3,558
Total current liabilities	27,528	24,929

Deferred revenue	15,136	14,364
Obligations under capital leases	4,950	5,033
Long-term debt	16,453	18,939
Total liabilities	64,067	63,265

Shareholders’ equity (deficiency)
Capital stock [note 7]
Common shares, no par value, unlimited authorized shares, 71,567,941 and 57,456,364 issued as at March 31, 2010 and December 31, 2009, respectively	260,231	242,316
Warrants [note 7]	6,133	937
Contributed surplus [note 7]	16,959	16,385
Deficit	(281,882)	(273,625)
Accumulated other comprehensive loss	(182)	(158)
Total shareholders’ equity (deficiency)	1,259	(14,145)
	65,326	49,120

Contingencies [note 9]
Subsequent events [note 13]

See accompanying notes

Labopharm Inc.
INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS
[Unaudited]

For the three months ended:	March 31, 2010	March 31, 2009
[thousands of Canadian dollars, except share and per share amounts]	$	$

REVENUE
Product sales	3,228	3,802
Licensing	594	1,155
Royalties	600	—
Research and development collaborations	271	—
	4,693	4,957

EXPENSES
Cost of goods sold (excluding amortization) [note 4]	1,453	1,393
Research and development expenses, net [note 8]	2,165	3,983
Selling, general and administrative expenses	7,333	6,768
Financial expenses	1,097	1,014
Amortization of property, plant and equipment and intangible assets	434	463
Interest income [note 5]	(168)	(187)
Foreign exchange loss (gain)	635	(503)
	12,949	12,931
Loss before income taxes	(8,256)	(7,974)
Income tax expense	1	—
Net loss for the period	(8,257)	(7,974)

Net loss per share – basic and diluted	(0.13)	(0.14)

Weighted average number of common shares outstanding	64,178,485	56,826,148

See accompanying notes

Labopharm Inc.
INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
[Unaudited]

For the three months ended:	March 31, 2010	March 31, 2009
[thousands of Canadian dollars]	$	$
Net loss for the period	(8,257)	(7,974)
Unrealized net gains on marketable securities in prior periods transferred to net loss in the current period	—	(960)
Changes in unrealized losses on marketable securities	(24)	10
Comprehensive loss for the period	(8,281)	(8,924)

INTERIM CONSOLIDATED STATEMENTS OF DEFICIT
[Unaudited]

For the three months ended:	March 31, 2010	March 31, 2009
[thousands of Canadian dollars]	$	$

Balance, beginning of period	(273,625)	(247,515)
Net loss for the period	(8,257)	(7,974)
Balance, end of period	(281,882)	(255,489)

See accompanying notes

Labopharm Inc.
INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
[Unaudited]

For the three months ended:	March 31, 2010	March 31, 2009
[thousands of Canadian dollars]	$	$

OPERATING ACTIVITIES
Net loss for the period	(8,257)	(7,974)
Items not affecting cash
Amortization of property, plant and equipment	361	422
Amortization of intangible assets	73	41
Amortization of premiums and discounts on marketable securities	7	15
Non-cash interest income [note 5]	(150)	—
Non-cash financial expenses	234	142
Unrealized foreign exchange loss	718	808
Stock-based compensation	574	792
	(6,440)	(5,754)
Net change in other operating items	3,613	(2,045)
	(2,827)	(7,799)

INVESTING ACTIVITIES
Acquisition of marketable securities	(5,095)	(6,568)
Proceeds from disposals of marketable securities	—	4,420
Proceeds from maturities of marketable securities	—	13,807
Acquisition of property, plant and equipment	(96)	(5)
Acquisition of intangible assets	(6)	(16)
	(5,197)	11,638

FINANCING ACTIVITIES
Repayment of obligations under capital leases	(73)	(64)
Repayment of long-term debt	(1)	—
Proceeds from issuance of common shares	18,411	9
Proceeds from issuance of warrants	5,429	—
Payment of issuance costs of common shares and warrants	(444)	—
	23,322	(55)

Foreign exchange loss on cash held in foreign currencies	(1,593)	(63)
Net change in cash and cash equivalents during the period	13,705	3,721
Cash and cash equivalents, beginning of period	23,650	8,373
Cash and cash equivalents, end of period	37,355	12,094

Supplemental cash flow information:
Interest paid	753	701
Income taxes paid (recovered)	(202)	88

See accompanying notes

Labopharm Inc.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS [Unaudited]
March 31, 2010 [thousands of Canadian dollars, except share and per share amounts]

1.     DESCRIPTION OF BUSINESS

Labopharm Inc. [the “Company”], incorporated under the Companies Act (Québec), is an international specialty pharmaceutical company focused on improving existing drugs by incorporating its proprietary and advanced controlled-release technologies. The Company develops products internally in order to enter into strategic alliances or licensing agreements with national or international pharmaceutical companies that may have the necessary resources and distribution networks to market and sell its pharmaceutical products.

2.     BASIS OF PRESENTATION AND ACCOUNTING POLICIES

These unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles [“Canadian GAAP”] for interim financial statements. Accordingly, they do not include all of the information and notes required by Canadian GAAP for annual financial statements and should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2009 and the accompanying notes, included in the Company’s annual report. A reconciliation of significant differences with generally accepted accounting principles in the United States [“U.S. GAAP”] is presented in note 11.

The accounting policies used in the preparation of these unaudited interim consolidated financial statements are the same as those used in the preparation of the Company’s most recent annual audited consolidated financial statements, and are set forth in notes 2 and 3 of the consolidated financial statements for the year ended December 31, 2009 included in the Company’s 2009 annual report.

Labopharm Inc.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS [Unaudited]
March 31, 2010 [thousands of Canadian dollars, except share and per share amounts]

3.     MARKETABLE SECURITIES

Marketable securities are comprised of the following securities with an average weighted yield of 0.20% [2009 – 0.70%]:

		Gross	Gross
	Amortized	unrealized	unrealized	Estimated
	cost	gains	losses	fair value
	$	$	$	$
As at March 31, 2010
Maturing within one year Government-backed commercial paper	6,107	—	(182)	5,925
	6,107	—	(182)	5,925

As at December 31, 2009
Maturing within one year Government-backed commercial paper	1,012	—	(158)	854
	1,012	—	(158)	854

None of the marketable securities held as at March 31, 2010 or December 31, 2009 have been in an unrealized loss position for more than twelve months. The gross unrealized losses as at March 31, 2010 are primarily related to the marketable securities denominated in U.S. dollars and result from an unfavourable currency fluctuation. The Company considers these gross unrealized losses temporary due to the significant volatility in the exchange rate between the U.S. dollar and the Canadian dollar over the last several quarters. It is however possible that upon maturity or sale of these securities denominated in U.S dollars, that the U.S. - Canadian dollar exchange rate will not be at the level it was at the time of purchase and that the Company realizes a foreign currency loss.

During the three-month period ended March 31, 2010, as a result of disposal or maturities of available-for-sale marketable securities and the effect of currency fluctuation, gross realized gains amounted to nil [2009 – $1,273], and gross realized losses amounted to nil [2009 – nil], and were included in the consolidated statements of operations. The cost of a security sold or the amount reclassified out of accumulated other comprehensive income into earnings is determined by specific identification.

Labopharm Inc.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS [Unaudited]
March 31, 2010 [thousands of Canadian dollars, except share and per share amounts]

4.     INVENTORIES

	March 31, 2010	December 31, 2009
	$	$

Raw materials	1,375	1,567
Intermediate finished goods	1,608	790
Finished goods	—	280
	2,983	2,637

During the three-month period ended March 31, 2010, inventories in the amount of $1,270 [2009 –$1,389] were recognized as cost of goods sold, including provisions for write-downs to net realizable value of $1 [2009 – $12].

Reversals of write-downs recorded as a reduction of cost of goods sold for the three-month period ended March 31, 2010, amounted to nil [2009 – $240].

5.     LONG-TERM INVESTMENT

As at December 31, 2008, the Company held non-bank sponsored asset-backed commercial paper [“Montreal Proposal ABCP”] with an acquisition cost of $5,640 and estimated fair value of $3,178. On January 21, 2009, the Company received in exchange of its Montreal Proposal ABCP long-term investments having a face value of $5,683, consisting of $1,748 of Class A-1 Notes, $3,187 of Class A-2 Notes, $578 of Class B Notes, and $170 of Class C Notes [collectively, the “Long-term Notes”], all issued by a trust called Master Asset Vehicle II, and $200 of accrued interest which was recorded as a reduction of fair value. No gain or additional impairment loss was recorded on the Montreal Proposal ABCP prior to the exchange, as the estimated fair value was similar to the valuation as at December 31, 2008. No gain or loss was recognized on the exchange as the total estimated fair value of the Long-term Notes combined with the interest payment approximated the carrying value of the Montreal Proposal ABCP investment immediately prior to the exchange.

The terms of the Long-term Notes include a floating interest rate equivalent to Bankers’ Acceptance rate less 0.50%: (i) payable on a quarterly basis for the Class A-1 Notes and Class A-2 Notes, (ii) which will be accrued for the Class B Notes and will be paid on maturity only after repayment in full of the Class A-1 Notes and Class A-2 Notes, and (iii) which will be accrued for the Class C Notes and will be paid on maturity only after repayment in full of the Class B Notes. The Long-term Notes have a legal maturity in 2056, although it is generally understood that the preponderance of the underlying assets supporting the Long-term Notes have a maturity of seven to nine years from their issuance. The Company has designated the Long-term Notes as held-for-trading.

On March 31, 2010, the Company remeasured its Long-term Notes at fair value. During this valuation, the Company reviewed its assumptions to factor in new information available, as well as the changes in credit market conditions. During the three-month period ended March 31, 2010, a limited number of transactions were entered into in respect of the investments in Long-term Notes. However, the Company did not take these transactions into account in measuring the fair value of its Long-term Notes since, in its opinion, there were too few of them to meet the definition of an active market.

Labopharm Inc.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS [Unaudited]
March 31, 2010 [thousands of Canadian dollars, except share and per share amounts]

5.     LONG-TERM INVESTMENT [CONT’D]

Once Long-term Notes begin trading in an active market again, the Company will review its valuation assumptions accordingly.

Given the lack of an active market, the Company currently estimates the fair value of the Long-term Notes by discounting their estimated future cash flows considering the terms of the Long-term Notes and other observable market data. The valuation technique used by the Company to estimate the fair value of the Long-term Notes is consistent with the method used at prior reporting dates. There is a significant amount of uncertainty in estimating the amount and timing of cash flows associated with the Long-term Notes. The Company estimates that the Long-term Notes will generate interest returns ranging from 0.00% to 2.00% until their maturity which is assumed to be at the end of 2016. A discount rate of 8.30% was used for the Class A-1 Notes, 10.80% for the Class A-2 Notes, and 21.80% for the Class B Notes, resulting in a weighted average discount rate of approximately 11.20% . The discount rates consider factors including yields of instruments with similar maturities and credit ratings, premiums for lack of liquidity, uncertainty of future payments and potential credit losses, lack of transparency and nature of the underlying assets. The fair value of the Class C Notes is estimated to be nil due to the significant uncertainty as to the ultimate collectability of these Notes as a result of their estimated credit risk. As at March 31, 2010, based on the Company’s valuation model, the fair value of the Long-term Notes is estimated to be approximately $3,035. Consequently, during the three-month period ended March 31, 2010, the Company recorded in interest income an increase in the fair value of its Long-term Notes of $150 [2009 – nil].

The following table details the change in balances of long-term investment in the consolidated balance sheet:

Carrying value
$
As at December 31, 2009	2,885
Increase in estimated fair value	150
As at March 31, 2010	3,035

As the fair value of the Long-term Notes is determined using a number of assumptions and is based on the Company’s assessment of market conditions as at March 31, 2010, their fair values reported in subsequent periods may change materially. The most significant variable in the valuation of the Company’s Long-term Notes is the discount rate or the yield that prospective investors will require. The Company conducted a sensitivity analysis of the potential yield requirements which resulted in an estimated fair value of its Long-term Notes ranging from $2,698 to $3,302. A 1.0% increase in the weighted average discount rate would decrease the fair value of the Long-term Notes by approximately $270.

Labopharm Inc.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS [Unaudited]
March 31, 2010 [thousands of Canadian dollars, except share and per share amounts]

6.     ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	March 31, 2010	December 31, 2009
	$	$

Trade payables and accruals	5,578	4,948
Patent defense litigation costs	9,322	9,479
Accrued payroll and related expenses	2,090	1,903
Restructuring costs payable	313	473
Other	1,691	1,321
	18,994	18,124

Under a cost-sharing agreement, the patent defense litigation costs will be settled with 50% of the future royalties earned from the commercialization of the Company’s once-daily tramadol product in the U.S. until such costs are fully paid. Any unpaid balance as at December 31, 2010 will then need to be settled. The provision for patent defense litigation costs bears interest at the Wall Street Journal Prime Rate plus 2%, or 5.25% as of March 31, 2010. It is currently not possible to reasonably estimate the amount of any future patent litigation costs related to this matter.

7.     SHAREHOLDERS’ EQUITY

Capital stock transactions

During the three-month period ended March 31, 2010, pursuant to the draw-down notice presented to YA Global Master SPV LTD [the “Purchaser”] on December 20, 2009 with respect to the standby equity distribution agreement [“SEDA”], the Company received an amount of $1,000 from the Purchaser and issued 482,165 shares, for an average price of $2.07 per share after discount, thereby increasing the capital stock by $1,000. Share issuance costs amounted to $23.

In February 2010, the Company completed a secondary public offering resulting in gross proceeds of $22,751, for the issuance of 13,529,412 units. Each unit is comprised of one common share and a warrant to purchase one-half of a common share. The issuance costs of the units are estimated at $705. The net proceeds were allocated to capital stock and warrants based on their relative fair values. The fair value of the warrants was estimated using the Black-Scholes option pricing model using a volatility of 106%, expected life of 3 years and a risk-free interest rate of 1.23% . As a result of this public offering, capital stock was increased by $16,785 and warrants increased by $5,261.

During the three-month period ended March 31, 2010, 100,000 warrants were exercised for a cash consideration of $89. In addition, capital stock was increased by $153 and warrants decreased by $64.

During the three-month period ended March 31, 2010, no [2009 – 7,633] stock options were exercised for a total cash consideration of nil [2009 – $9]. In addition, capital stock was increased by nil [2009 – $16] and contributed surplus was reduced by nil [2009 – $7].

Labopharm Inc.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS [Unaudited]
March 31, 2010 [thousands of Canadian dollars, except share and per share amounts]

7.     SHAREHOLDERS’ EQUITY [CONT’D]

Warrants

In December 2007, as part of an amendment to the term loan agreement, the Company issued 1,460,152 warrants to purchase one common share per warrant at an exercise price of $0.89. These warrants expire on December 28, 2012, and 795,152 warrants are outstanding and exercisable as at March 31, 2010.

As part of the public offering completed in February 2010, 13,529,412 warrants are outstanding and exercisable starting in August 2010 (six months from original date of issuance) and expiring in February 2013 (three years from original date of issuance). The combination of two warrants entitles the holder to acquire one common share upon payment of US$2.30.

Stock option plan

The changes in the number of stock options granted by the Company and their weighted average exercise prices for the three-month periods ended March 31, 2010 and 2009 are as follows:

		2010		2009
	#	$	#	$
Balance, beginning of period	4,932,483	3.71	4,081,745	4.57
Options granted	794,150	1.59	1,144,605	1.46
Options exercised	—	—	(7,633)	1.19
Options expired	(24,467)	5.46	(23,300)	2.61
Options forfeited	(433)	1.46	(22,367)	7.40
Balance, end of period	5,701,733	3.40	5,173,050	3.88
Options exercisable at end of period	4,667,199	3.81	3,892,378	4.60

The fair value of options granted was estimated at the date of grant using the Black-Scholes option pricing model, resulting in the following weighted average assumptions and weighted average grant date fair value of stock options:

	For the three months ended:
	March 31,	March 31,
	2010	2009
Expected volatility	82%	100%
Expected life	6.0 years	5.0 years
Risk-free interest rate	2.99%	1.85%
Dividend yield	Nil	Nil
Weighted average grant date fair value (per option)	$1.14	$1.09

A compensation expense of $574, net of the estimation of forfeitures, has been recognized during the three-month period ended March 31, 2010 [2009 – $792] for stock options granted to employees and directors, and has been charged to contributed surplus.

Labopharm Inc.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS [Unaudited]
March 31, 2010 [thousands of Canadian dollars, except share and per share amounts]

7.     SHAREHOLDERS’ EQUITY [CONT’D]

Additional information concerning stock options as at March 31, 2010 is as follows:

	Options outstanding			Options exercisable
		Weighted
Range of		average	Weighted		Weighted
exercise	Number of	remaining	average	Number of	average
prices	options	contractual life	exercise price	options	exercise price
$	#	[in years]	$	#	$

0.70 to 0.96	236,895	4.9	0.91	223,561	0.92
1.21 to 1.62	2,338,488	6.2	1.49	1,383,988	1.46
1.81 to 2.65	1,156,250	4.9	2.45	1,089,550	2.47
3.10 to 3.94	345,100	0.1	3.24	345,100	3.24
6.61 to 9.72	1,625,000	2.5	7.24	1,625,000	7.24
	5,701,733	4.4	3.40	4,667,199	3.81

8.     RESEARCH AND DEVELOPMENT EXPENSES, NET

Research and development expenses are presented net of estimated government assistance of $300 and $300 for the three-month periods ended March 31, 2010 and 2009 respectively.

9.     CONTINGENCIES

In 1994, concurrently with the purchase of a controlled-release technology, the Company acquired a right of first refusal with respect to an improved technology for which it agreed to pay royalties of 4% on net revenue generated from the commercialization of the 1994 purchased technology. On February 7, 2005, the Company was served with a motion to institute legal proceedings in the Québec Superior Court. The motion seeks payment of an unspecified amount of royalties said to be outstanding since 1999. The Company has always considered that no amount is owing. During the year ended December 31, 2009, informal settlement discussions were initiated between the parties, prior to incurring significant legal fees associated with the ensuing steps of the legal proceedings. The Company has consequently accrued a selling, general and administrative expense of $450 in the year ended December 31, 2009, which is the estimated amount it would expect to pay if a settlement is reached.

The Company has entered into a long-term supply agreement with a third-party manufacturer in anticipation of the commercialization of its products. This agreement includes a clause requiring the purchase of minimum quantities of product under certain conditions. Under the terms of the agreement, any shortfall on the purchase commitments may result, in certain circumstances, in an indemnification payment by the Company at the end of the term of the agreement. The Company is currently discussing with the third-party to review the terms of the agreement, including the elimination of the minimum purchase commitments. The Company currently believes that no indemnification payment will be required at the end of the term of the agreement. The ultimate outcome of these discussions is however uncertain. No liability has been recorded by the Company with respect to this matter.

Labopharm Inc.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS [Unaudited]
March 31, 2010 [thousands of Canadian dollars, except share and per share amounts]

10.     FINANCIAL INSTRUMENTS

Classification of financial instruments

Financial assets and financial liabilities are measured on an ongoing basis at fair value or amortized cost. The disclosures in the “Financial instruments – Recognition and measurement” section of note 2 to the annual consolidated financial statements describe how the categories of financial instruments are measured and how income and expenses, including fair value gains and losses, are recognized. As at March 31, 2010, the classification of the financial instruments, as well as their carrying values and fair values, are shown in the table below:

				Other	Total
	Held-for-	Available-	Loans and	financial	carrying	Fair
	trading	for-sale	receivables	liabilities	value	value
	$	$	$	$	$	$
Financial assets
Cash and cash equivalents	37,355	—	—	—	37,355	37,355
Marketable securities	—	5,925	—	—	5,925	5,925
Accounts receivable [excluding sales tax receivable]	—	—	3,499	—	3,499	3,499
Restricted investments	—	124	—	—	124	124
Long-term investment	3,035	—	—	—	3,035	3,035
	40,390	6,049	3,499	—	49,938	49,938
Financial liabilities
Accounts payable and accrued liabilities [excluding certain reserves]	—	—	—	17,477	17,477	17,477
Long-term debt	—	—	—	22,119	22,119	23,814
	—	—	—	39,596	39,596	41,291

Fair value of financial instruments

The Company has determined the estimated fair values of its financial instruments based on appropriate valuation methodologies; however, considerable judgment is required to develop these estimates. The estimated fair value amounts can be materially affected by the use of different assumptions or methodologies. The methods and assumptions used to estimate the fair value of financial instruments are described below:

  The fair value of the marketable securities has been determined by reference to published price quotations in active markets (Level 1);
  Given their short-term maturity, the fair value of cash and cash equivalents, accounts receivable, restricted investments and accounts payable and accrued liabilities approximates their carrying value;
  The long-term investment is recorded at its estimated fair value using the methods and assumptions described in note 5 (Level 3);
  The estimated fair value of long-term debt was determined by discounting expected cash flows at rates the Company would expect in the marketplace for similar debts.

Labopharm Inc.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS [Unaudited]
March 31, 2010 [thousands of Canadian dollars, except share and per share amounts]

11.     RECONCILIATION BETWEEN ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN CANADA AND IN THE UNITED STATES

These unaudited interim consolidated financial statements were prepared in accordance with Canadian GAAP for interim financial statements. As permitted under U.S. GAAP, certain disclosures normally required in annual financial statements have been omitted. The accounting policies which the Company would adopt in order to conform to U.S. GAAP as well as certain additional disclosures required under U.S. GAAP, are the same as those presented in the Company’s most recent annual audited consolidated financial statements, and are set forth in note 27 of the most recent financial statements for the year ended December 31, 2009, except as described hereafter. In the opinion of management, all normal, recurring adjustments considered necessary for a fair presentation under U.S. GAAP have been included.

[a]     Patent and intellectual property costs

During the three-month period ended March 31, 2010, the Company recorded as intangible assets internally generated patents which relate to a product approved for sale, acquired certain patents or intellectual property rights, for an amount of $6 [2009 – $16] which will be amortized over a weighted average period of approximately 10 years [2009 – 11 years] under U.S. GAAP.

[b]     Derivative liability – warrants

Under Canadian GAAP, the Company recorded an increase to warrants and a reduction in the carrying value of the term loan amounting to $549, which was the estimated fair value of the 292,030 warrants which vested as a result of the amendment to the term loan agreement in June 2009. The reduction to the carrying value of the term loan will be accreted over the remaining term of the loan as a non-cash financial expense using the effective interest rate method.

Under U.S. GAAP, the above adjustment was reversed and the Company re-measured the derivative liability based on its estimated fair value as at the reporting date and recorded a gain resulting from the change in its estimated fair value amounting to $199 for the three-month period ended March 31, 2010 [2009 – $161], and a corresponding decrease to the derivative liability. The accreted non-cash financial expense under Canadian GAAP in the amount of $65 for the three-month period ended March 31, 2010 [2009 – nil] was reversed.

The estimated fair value of this derivative liability was determined as at March 31, 2010 and December 31, 2009 using the Black-Scholes option pricing model and the following assumptions:

	March 31,	December 31,
	2010	2009
Expected volatility	124%	122%
Expected life	2.75 years	3.0 years
Risk-free interest rate	2.59%	2.51%
Dividend yield	Nil	Nil

Labopharm Inc.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS [Unaudited]
March 31, 2010 [thousands of Canadian dollars, except share and per share amounts]

11.     RECONCILIATION BETWEEN ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN CANADA AND IN THE UNITED STATES [CONT’D]

The effect of the above on the Company’s consolidated financial statements as well as the other accounting policies the Company would adopt in order to conform to U.S. GAAP, as set forth in note 27 of the most recent financial statements for the year ended December 31, 2009, is set out below:

Reconciliation of consolidated net loss and comprehensive loss

	For the three months ended:
	March 31,	March 31,
	2010	2009
	$	$

Net loss for the period under Canadian GAAP	(8,257)	(7,974)
Adjustment for:
Impact of reversal of previously recorded inventory write-downs	—	59
Patent and intellectual property costs [a]	(6)	(8)
Change in fair value of the derivative liability – warrants [b]	199	161
Financial expenses [b]	65	—
Net loss for the period under U.S. GAAP	(7,999)	(7,762)
Unrealized net gains on marketable securities in prior periods transferred to net loss in the current period	—	(960)
Changes in unrealized losses on marketable securities	(24)	10
Comprehensive loss for the period under U.S. GAAP	(8,023)	(8,712)
Net loss per share under U.S. GAAP – basic and diluted	(0.12)	(0.14)

The weighted average number of common shares outstanding for purposes of determining basic and diluted net loss per share is the same as that used for Canadian GAAP purposes.

The effects of any permanent or temporary timing differences for tax purposes are not significant and therefore have not been reflected in the reconciliation.

Labopharm Inc.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS [Unaudited]
March 31, 2010 [thousands of Canadian dollars, except share and per share amounts]

11.     RECONCILIATION BETWEEN ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN CANADA AND IN THE UNITED STATES [CONT’D]

Reconciliation of reported amounts on consolidated balance sheets

Material variations in selected consolidated balance sheet accounts under U.S. GAAP are as follows:

	Canadian		U.S.
	GAAP	Adjustments	GAAP
	$	$	$

As at March 31, 2010
Inventories	2,983	(131)	2,852
Property, plant and equipment	8,251	304	8,555
Intangible assets [a]	1,951	(302)	1,649
Derivative liability – warrants [b]	—	330	330
Long-term debt [b]	22,119	366	22,485
Capital stock	260,231	4,024	264,255
Warrants [b]	6,133	(549)	5,584
Contributed surplus	16,959	6,349	23,308
Deficit	(281,882)	(10,649)	(292,531)

As at December 31, 2009
Inventories	2,637	(131)	2,506
Property, plant and equipment	8,575	334	8,909
Intangible assets [a]	2,018	(325)	1,693
Derivative liability – warrants [b]	—	529	529
Long-term debt [b]	22,497	431	22,928
Capital stock	242,316	4,024	246,340
Warrants [b]	937	(549)	388
Contributed surplus	16,385	6,349	22,734
Deficit	(273,625)	(10,906)	(284,531)

Labopharm Inc.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS [Unaudited]
March 31, 2010 [thousands of Canadian dollars, except share and per share amounts]

11.     RECONCILIATION BETWEEN ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN CANADA AND IN THE UNITED STATES [CONT’D]

Additional disclosures required under U.S. GAAP are as follows:

[i]     Intangible assets

Under U.S. GAAP, cost and accumulated amortization of intangible assets as at March 31, 2010 amount to $2,212 and $563, respectively [as at December 31, 2009 – $2,206 and $513, respectively]. Amortization expense for intangible assets for the three-month period ended March 31, 2010 amounted to $50 [2009 – $49].

[ii]     Recent accounting pronouncements

In February 2010, the Financial Accounting Standards Board [“FASB”] issued Accounting Standards Update [“ASU”] 2010-10, Amendment for Certain Investment Funds [“ASU 2010-10”]. ASU 2010-10 amends existing consolidation requirements that are currently within the scope of FASB ASC Topic 810, Consolidation, resulting from the issuance of Statement 167 by deferring those requirements for a reporting entity's interest in an entity (1) that has all the attributes of an investment company or (2) for which it is industry practice to apply measurement principles for financial reporting purposes that are consistent with those followed by investment companies. An entity that qualifies for the deferral will continue to be assessed under the overall guidance on the consolidation of variable interest entities in Subtopic 810-10 (before the Statement 167 amendments) or other applicable consolidation guidance, such as the guidance for the consolidation of partnerships in Subtopic 810-20. The deferral is primarily the result of differing consolidation conclusions reached by the International Accounting Standards Board [“IASB”] for certain investment funds when compared with the conclusions reached under Statement 167. The deferral is effective as of the beginning of a reporting entity's first annual period that begins after November 15, 2009, and for interim periods within that first annual reporting period, which coincides with the effective date of Statement 167. Early application is not permitted. The provisions of ASU 2010-10 are effective for the Company beginning in 2010 and are not expected to have a material effect on the Company’s consolidated financial statements.

In March 2010, the FASB issued ASU No. 2010-11, Scope Exception Related to Embedded Credit Derivatives [“ASU 2010-11”], which amends FASB ASC Topic 815, Derivatives and Hedging. All entities that enter into contracts containing an embedded credit derivative feature related to the transfer of credit risk that is not only in the form of subordination of one financial instrument to another will be affected by the amendments in ASU 2010-11 because the amendments clarify that the embedded credit derivative scope exception in paragraphs 815-15-15-8 through 15-9 does not apply to such contracts. The provisions of ASU 2010-11 are effective at the beginning of the reporting entity's first fiscal quarter beginning after June 15, 2010 and are not expected to have a material effect on the Company’s consolidated financial statements.

12.     COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform to the presentation adopted in the current period.

Labopharm Inc.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS [Unaudited]
March 31, 2010 [thousands of Canadian dollars, except share and per share amounts]

13.     SUBSEQUENT EVENTS

On April 29, 2010, the Company entered into a joint venture agreement with Gruppo Angelini [“Angelini”] to establish a joint venture for the commercialization of OLEPTRO™ in the United States. OLEPTRO™ is a novel once-daily formulation of the antidepressant trazodone which was approved for sale in the United States by the U.S. Food and Drug Administration on February 2, 2010. The joint venture, Angelini Labopharm, will be 50% owned by each of the Company and Angelini.

As part of the joint venture agreement, the Company will grant Angelini Labopharm the exclusive right to market and sell OLEPTRO™ in the United States. In exchange, the Company will receive a total consideration from Angelini Labopharm comprised of the following: (i) a 50% ownership interest in Angelini Labopharm valued at US$26,000 based on Angelini’s cash contribution to the joint venture; (ii) a cash payment of US$26,000 from Angelini Labopharm upon completing the joint venture agreement; and (iii) the Company is eligible to receive up to US$40,000 from Angelini Labopharm upon OLEPTRO™ achieving certain sales milestones (or US$20,000 after giving effect to the Company’s 50% participation in the joint venture).

The Company and Angelini [the “Partners”] will each initially contribute US$14,000 to Angelini Labopharm to fund a total of US$28,000 in initial working capital to support the launch of OLEPTRO™. The ongoing cash requirements of Angelini Labopharm will be reviewed on a quarterly basis and the Partners will jointly make additional contributions as required and as mutually agreed upon. The Partners will each be entitled to 50% of the joint venture's net income and, as of September 30, 2011, all excess cash flows will be distributed to the Partners on a quarterly basis.

As a result of the joint venture agreement, the 2007 cross-licensing agreement between the Company and Angelini will be amended such that the royalty on end user net sales in the United States to be paid by the Company to Angelini is 1.5% on end user net sales in excess of US$50,000. In addition, the Company will pay Gruppo Angelini a royalty of 5% on the up-front and milestone payments received in excess of US$40,000.

Upon completion of the transaction, Angelini Labopharm will reimburse the Company for certain of the costs that the Company has paid in the year to date in 2010 related to the launch of OLEPTRO™ in the United States. The transaction is expected to be completed by the end of May 2010 and is subject to conditions customary to such transactions.